

05071483



ACT ICA
SECTION 12(d)(1)(A) and (B), 17(d)
RULE 17d-1
PUBLIC AVAILABILITY 10/11/05
No Act

RESPONSE OF THE OFFICE OF INVESTMENT COMPANY REGULATION DIVISION OF INVESTMENT MANAGEMENT

Our Ref. No. 2005-1-ICR
Evergreen Investment Management Company, LLC, et al.

Your letter of September 23, 2005 requests our assurance that we would not recommend that the Securities and Exchange Commission (the "Commission") take any enforcement action under section 12(d)(1)(A) or (B), section 17(a) or section 17(d) of the Investment Company Act of 1940 (the "Act") if certain registered closed-end investment companies for which Evergreen Investment Management Company, LLC or any entity controlling, controlled by, or under common control with Evergreen Investment Management Company, LLC (the "Adviser") serves as investment adviser ("Closed-End Funds") rely on an exemptive order issued to Evergreen Select Fixed Income Trust, Evergreen Select Equity Trust, Evergreen Select Money Market Trust, Evergreen Municipal Trust, Evergreen Equity Trust, Evergreen Fixed Income Trust, Evergreen International Trust, Evergreen Money Market Trust, Evergreen Variable Annuity Trust (collectively, the "Trusts"), Wachovia Bank National Association (formerly First Union National Bank) and certain other applicants under sections 6(c), 12(d)(1)(J) and 17(b) of the Act and rule 17d-1 under the Act (the "Existing Order").[1]

You state that the Existing Order permits the currently existing series of the Trusts, and all registered open-end management investment companies, and series thereof, that are or become advised by the Adviser (the "Open-End Funds") to engage in certain transactions. Specifically, you state that the Existing Order permits (1) certain Open-End Funds ("Investing Funds") to use their uninvested cash and cash collateral from securities lending activities to purchase shares of money market Open-End Funds ("Money Market Funds"), and (2) the Money Market Funds to sell their shares to, and redeem their shares from, the Investing Funds. You state that allowing the Closed-End Funds to rely on the Existing Order would be appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. You further state that allowing the Closed-End Funds to engage in the proposed transactions, subject to the terms and conditions of the Existing Order, satisfies the standards of sections 6(c), 12(d)(1)(J) and 17(b) of the Act and rule 17d-1 under the Act. You further state

Based on the facts and representations made in your letter, we would not recommend enforcement action to the Commission if the Closed-End Funds rely on the Existing Order to use uninvested cash and cash collateral from securities lending activities to purchase shares of the Money Market Funds, and the Money Market Funds sell their shares to, and redeem their shares from, the Closed-End Funds, provided that

[1] Evergreen Select Fixed Income Trust, et al., Investment Company Act Release Nos. 24213 (Dec. 21, 1999) (notice) and 24260 (Jan. 24, 2000) (order).



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the transactions comply with the terms and conditions of the Existing Order. This response expresses the Division's position on enforcement action only, and does not purport to express any legal conclusions concerning the issues presented. Facts or representations different from those presented in your letter might require a different conclusion.



John Yoder
Senior Counsel
Office of Investment Company Regulation
October 11, 2005

Evergreen Investment Services, Inc.
200 Berkeley Street
Boston, MA 02116

1940Act/§§ 6(c), 12(d)(1)(A),
12(d)(1)(B), 12(d)(1)(J), 17(a)(1),
17(a)(2), 17(b) and 17(d)



Evergreen Investments℠

September 23, 2005

Nadya B. Roytblat, Esq.
Assistant Director
Office of Investment Company Regulation
Division of Investment Management
U.S. Securities and Exchange Commission
100 F. Street, NE
Washington, DC 20549-00504

Dear Ms. Roytblat:

On behalf of Evergreen Investment Management Company, LLC (the "Adviser"), Evergreen Income Advantage Fund, Evergreen Managed Income Fund, Evergreen Utilities and High Income Fund, and any existing or future investment company advised by the Adviser or by any entity controlling, controlled by or under common control with the Adviser (included in the term "Adviser") that is registered under the Investment Company Act of 1940, as amended ("1940 Act") as a closed-end management investment company (collectively, the "Closed-End Funds"),[1] we respectfully request that the staff of the Division of Investment Management (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") advise us that it will not recommend to the Commission that it take any enforcement action under the 1940 Act in the circumstances described below.

BACKGROUND

On January 24, 2000, all registered open-end management investment companies and any series thereof that are or become advised by the Adviser ("Open-End Funds"), (together, the "Original Parties") received an exemptive order (the "Existing Order")[2] from the Commission. The Existing Order was issued under Section 12(d)(1)(J) of the 1940 Act exempting the Original Parties from Sections 12(d)(1)(A) and (B) of the 1940 Act, under Section 6(c) and 17(b) of the 1940 Act exempting the Original Parties from Section

[1] The Adviser currently advises the following Closed-End Funds, each of which began operations since February 28, 2003: Evergreen Income Advantage Fund, Evergreen Managed Income Fund and Evergreen Utilities and High Income Fund. Each is organized as a Delaware statutory trust.

[2] See Investment Company Act Release No. 24260 (Jan. 24,2000)(order).

17(a) of the 1940 Act, and under Section 17(d) of the 1940 Act and Rule 17d-1 thereunder. The Existing Order permits (i) certain Open-End Funds (the "Investing Funds") to use their uninvested cash and cash collateral from securities lending activities to purchase shares of one or more money market Open-End Funds (together, the "Money Market Funds"); and (ii) the Money Market Funds to sell their shares to, and to redeem their shares from, the Investing Funds.

REQUEST FOR NO-ACTION POSITION

On behalf of the Original Parties and the Closed-End Funds, we respectfully request that the Staff confirm that it will not recommend enforcement action if the Closed-End Funds rely on the Existing Order subject to the terms and conditions of the Existing Order.

RATIONALE FOR REQUEST

At the time of the filing of the First Amended and Restated Application for Exemptive Relief (the "Application") with the Commission on January 12, 2000 requesting the Existing Order, and at the time of the issuance of the Existing Order, the Adviser served as the investment adviser exclusively to open-end registered management investment companies (or series thereof).[3] As a result of internal strategic planning decisions made by the Adviser subsequent to the issuance of the Existing Order, the Adviser has sponsored the organization of and now advises closed-end management investment companies, registered as such under the 1940 Act, and it is possible that the Adviser will serve as investment adviser to one or more additional such funds in the future. It is anticipated that the Closed-End Funds would benefit from the types of transactions permitted under the Existing Order.

If the requested no-action position is granted, the Closed-End Funds, in reliance upon the Existing Order, will use uninvested cash and cash collateral to purchase shares of one or more Money Market Funds, and the Money Market Funds will sell shares to and redeem shares from the Closed-End Funds, all in compliance with all terms, representations and conditions contained in the Application, as though the Closed-End Funds were Original Parties.

The reasons for and factors supporting this request are the same as those set forth in the Application in support of the Original Parties' request for the Existing Order, which reasons and factors apply equally in the case of the Open-End Funds or the Closed-End Funds. Because the Closed-End Funds will engage in the transactions contemplated by the Existing Order only in compliance with all terms, representations and conditions set forth in the Application, the standards set forth in Sections 6(c), 12(d)(1)(J) and 17(b) of the 1940 Act and Rule 17d-1 under the 1940 Act would be met.

[3] The Application requested relief for all registered open-end management investment companies that are or become advised by the Adviser.

We note that the reliance by the Closed-End Funds on the Existing Order would be consistent with the identity and nature of applicants who have received exemptive relief from the Commission for identical types of transactions.[4] Furthermore, the Staff has previously granted no-action relief in similar situations involving various parties who had sought to rely on previously issued exemptive orders. In particular, the Staff has permitted applicants that had received an exemptive order permitting open-end management investment companies to invest in affiliated money market funds to extend the relief to subsequently created closed-end funds.[5]

In compliance with the procedures set forth in Release Nos. 6269 (December 5, 1980) and 5127 (January 25, 1971) under the Securities Act of 1933, as amended, seven copies of this letter are submitted herewith, and the specific subsections of the particular statutes to which this letter relates are indicated in the upper right hand corner of the first page of this letter and each copy. If, for any reason, the Staff does not concur with our conclusions, we respectfully request a conference with the Staff before any adverse written response to this letter is issued.

Please acknowledge receipt of this letter by date-stamping the enclosed receipt copy.

Should you or any member of the Staff have any questions concerning the foregoing request or require any additional information or clarification, please contact the undersigned at 617-210-3663, or in my absence Maureen E. Towle at 617-210-3682. We greatly appreciate the assistance received from your office in this matter.

Sincerely,



Michael H. Koonce
Senior Vice President and General Counsel

[4] See the Dreyfus Fund Incorporated et al., Investment Company Act Release Nos. 25099 (Aug. 2, 2001) (Notice) and 25141 (Aug. 28, 2001) (Order); and UBS PaineWebber Inc. et al., Investment Company Act Release Nos. 25049 (June 26, 2001) (Notice) and 25075 (July 24, 2001) (Order).